As filed with the Securities and Exchange Commission on October 16, 2003
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 4 TO
                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          AMN HEALTHCARE SERVICES, INC.
                   (Name of Subject Company and Filing Person)


COMMON STOCK, PAR VALUE $0.01 PER SHARE       OPTIONS TO PURCHASE COMMON STOCK
  (Title of Class of Securities)               (Title of Class of Securities)


                001744101                                   NONE
  (CUSIP Number of Class of Securities)    (CUSIP Number of Class of Securities)


                                 DONALD R. MYLL
                           CHIEF FINANCIAL OFFICER AND
                            CHIEF ACCOUNTING OFFICER
                          AMN HEALTHCARE SERVICES, INC.
                        12400 HIGH BLUFF DRIVE, SUITE 100
                           SAN DIEGO, CALIFORNIA 92130
                                 (858) 720-1613

                                 WITH A COPY TO:
                              JOHN C. KENNEDY, ESQ.
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                           1285 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                                 (212) 373-3000

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                   and Communications on Behalf of the Bidder)


                            CALCULATION OF FILING FEE
================================================================================
   TRANSACTION VALUATION (1)                     AMOUNT OF FILING FEE (2)
--------------------------------------------------------------------------------
        $180,000,000                                     $14,562
================================================================================

(1) AMN Healthcare Services, Inc. intends to purchase, for cash, up to $175.0 million of its common stock, par value $0.01 per share, and up to $5.0 million of certain vested and exercisable options to purchase its common stock.

(2)   Previously paid.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

            Amount Previously Paid:        None        Filing Party:     N/A
            Form or Registration No.:      N/A         Date Filed:       N/A


|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      |_|   third-party tender offer subject to Rule 14d-1.

      |X|   issuer tender offer subject to Rule 13e-4.

      |_|   going-private transaction subject to Rule 13e-3.

      |_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

         This Amendment No. 4 ("Amendment No. 4") to Tender Offer Statement on Schedule TO relates to the offer by AMN Healthcare Services, Inc., a Delaware corporation (the "Company"), to purchase an aggregate of $180.0 million of its securities consisting of (1) up to $175.0 million of its common stock, par value $0.01 per share ("Shares"), at a price of $18.00 per Share, net to the seller in cash, without interest and (2) up to $5.0 million of certain vested and exercisable options ("Options") to purchase Shares at a price equal to $18.00, less the applicable exercise price of such Option, net to the seller in cash, without interest, in each case, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated September 19, 2003, and the related Letter of Transmittal, as amended. This Amendment No. 4 amends and supplements the Schedule TO filed by the Company on September 4, 2003 and amended on each of September 19, 2003, October 2, 2003 and October 9, 2003. This Amendment No. 4 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934.

ITEM 4.           TERMS OF THE TRANSACTION.

         The tender offer expired at 12:00 midnight, Eastern Time, on October 8, 2003. Based on the final count by Mellon Investor Services LLC, the depositary for the tender offer, 36,273,661 Shares, representing an aggregate purchase price of $652.9 million, were properly tendered and not withdrawn. In addition, Options to purchase 1,249,809 Shares, representing an aggregate purchase price of $15.8 million, were properly tendered and not withdrawn. The Company accepted for purchase 9,722,222 Shares for an aggregate purchase price of $175.0 million and Options to purchase 376,029 Shares for an aggregate purchase price of $5.0 million. As a result of the completion of the tender offer, immediately following payment for the tendered Shares and Options, 28,120,340 Shares will be authorized and issued, and, of the stock options eligible to be tendered, stock options to purchase 2,762,001 Shares will remain outstanding.

ITEM 11.          ADDITIONAL INFORMATION.

         On October 16, 2003 the Company issued a press release announcing the final results of the tender offer. The press release is filed as Exhibit
(a)(1)(V) to this Amendment No. 4 to Schedule TO and is incorporated herein by reference.

ITEM 12.          EXHIBITS.

                  EXHIBIT NUMBER                    DESCRIPTION
                  --------------    --------------------------------------------

                  (a)(1)(V) Press Release, dated as of October 16, 2003, by the Company.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 16, 2003

                                         AMN HEALTHCARE SERVICES, INC.



                                         By: /s/ Donald R. Myll
                                             ----------------------------
                                             Donald R. Myll
                                             Chief Financial Officer and
                                             Chief Accounting Officer

                                  EXHIBIT INDEX



          EXHIBIT NUMBER                       DESCRIPTION
          --------------       --------------------------------------------

          (a)(1)(V) Press Release, dated as of October 16, 2003, by the Company.